Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix Results of Annual General Meeting

Melbourne (Australia) – May 21, 2026. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, "Telix") is pleased to advise that each of the resolutions put to today's Annual General Meeting of shareholders (AGM) was carried, decided by way of a poll.

The outcomes in respect of each resolution on the agenda at today's AGM are set out in the attached report, in accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act.

Authorized for lodgement by:

Shomalin Naidoo
Company Secretary

About Telix Pharmaceuticals Limited

Telix is a global biopharmaceutical company focused on the development and commercialization of radiopharmaceuticals with the goal of addressing significant unmet medical need in oncology and rare diseases. Telix is headquartered in Melbourne (Australia) with international operations in the United States (U.S.), United Kingdom, Brazil, Canada, Europe (Belgium and Switzerland), and Japan. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX).

Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and U.S. Securities and Exchange Commission (SEC) filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations (Global)

Ms. Kyahn Williamson
SVP Investor Relations and Corporate Communications
kyahn.williamson@telixpharma.com

Telix Investor Relations (Australia)

Ms. Charlene Jaw
Associate Director Investor Relations
charlene.jaw@telixpharma.com

Telix Investor Relations (U.S.)

Ms. Annie Kasparian
Director Investor Relations and Corporate Communications
annie.kasparian@telixpharma.com

States. The information and opinions contained in this announcement are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.

This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as "may", "expect", "intend", "plan", "estimate", "anticipate", "believe", "outlook", "forecast" and "guidance", or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix's good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix's business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix's business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of Telix's preclinical and clinical trials, and Telix's research and development programs; Telix's ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix's product candidates, manufacturing activities and product marketing activities; Telix's sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix's product candidates, if or when they have been approved; Telix's ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix's expenses, future revenues and capital requirements; Telix's financial performance; developments relating to Telix's competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix's business, including as a result of war or other geopolitical conflicts; and the pricing and reimbursement of Telix's product candidates, if and after they have been approved. Telix's actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.

Trademarks and Trade Names. All trademarks and trade names referenced in this press release are the property of Telix Pharmaceuticals Limited (Telix) or, where applicable, the property of their respective owners. For convenience, trademarks and trade names may appear without the ® or ™ symbols. Such omissions are not intended to indicate any waiver of rights by Telix or the respective owners. Trademark registration status may vary from country to country. Telix does not intend the use or display of any third-party trademarks or trade names to imply any affiliation with, endorsement by, or sponsorship from those third parties.

TELIX PHARMACEUTICALS LIMITED

ANNUAL GENERAL MEETING
Thursday, 21 May, 2026

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Direct vote (as at proxy close):		Total votes cast in the poll (where applicable)			
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (OpenVotes)	Abstain	For	Against	For	Against	Abstain **	Result
02	ADOPT THE 2025 REMUNERATION REPORT	N	91,518,685 87.06%	4,523,857 4.30%	3,118,788 2.97%	92,212	5,805,528 5.52%	149,823 0.14%	101,821,832 95.61%	4,673,680 4.39%	191,388	Carried
03A	RE-ELECT DR. MARK NELSON AS DIRECTOR	NA	96,222,195 73.59%	3,697,004 2.83%	21,052,330 16.10%	45,386	9,704,471 7.42%	81,759 0.06%	134,385,209 97.27%	3,778,763 2.73%	46,186	Carried
03B	ELECT DAVID GILL AS DIRECTOR	NA	99,895,502 76.39%	35,503 0.03%	21,052,031 16.10%	35,829	9,698,773 7.42%	85,457 0.07%	138,048,749 99.91%	120,960 0.09%	36,629	Carried
03C	ELECT WILLIAM JELLISON AS DIRECTOR	NA	99,853,446 76.36%	77,559 0.06%	21,052,031 16.10%	33,879	9,700,926 7.42%	85,254 0.07%	138,012,616 99.88%	162,813 0.12%	34,679	Carried
03D	ELECT DR. MARIA RIVAS AS DIRECTOR	NA	99,897,081 76.40%	21,772 0.02%	21,052,031 16.10%	44,268	9,668,912 7.39%	119,031 0.09%	138,024,237 99.90%	140,803 0.10%	45,068	Carried
04A	APPROVE THE GRANT OF DEFERRED SHARE RIGHTS TO THE MD & CEO AS PART OF HIS ANNUAL LONG-TERM VARIABLE REMUNERATION FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2025	NA	95,992,231 73.77%	3,942,709 3.03%	21,050,681 16.18%	666,319	8,508,778 6.54%	635,922 0.49%	127,028,897 96.52%	4,578,631 3.48%	667,119	Carried
04B	APPROVE THE GRANT OF PERFORMANCE SHARE APPRECIATION RIGHTS TO THE MD & CEO AS HIS ANNUAL LONG-TERM VARIABLE REMUNERATION FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2026	NA	95,976,551 73.76%	3,956,246 3.04%	21,050,781 16.18%	669,462	8,831,331 6.79%	306,781 0.24%	127,335,870 96.76%	4,263,027 3.24%	670,262	Carried

TELIX PHARMACEUTICALS LIMITED

ANNUAL GENERAL MEETING
Thursday, 21 May, 2026

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Direct vote (as at proxy close):		Total votes cast in the poll (where applicable)			
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (OpenVotes)	Abstain	For	Against	For	Against	Abstain **	Result
05	APPROVE THE EQUITY INCENTIVE PLAN AND THE ISSUE OF EQUITY SECURITIES UNDER THE EQUITY INCENTIVE PLAN	NA	81,807,117 64.52%	15,328,930 12.09%	23,805,181 18.77%	105,084	5,625,228 4.44%	226,752 0.18%	112,228,215 87.83%	15,555,682 12.17%	105,984	Carried
06	APPROVE POTENTIAL TERMINATION BENEFITS	NA	96,708,102 94.42%	426,112 0.42%	98,376 0.10%	763,767	4,553,962 4.45%	636,743 0.62%	102,249,083 98.88%	1,161,231 1.12%	768,337	Carried
07	APPROVE AN INCREASE TO THE MAXIMUM AGGREGATE REMUNERATION FOR NON-EXECUTIVE DIRECTORS	NA	80,356,236 63.34%	16,782,168 13.23%	23,811,681 18.77%	117,508	5,162,166 4.07%	744,899 0.59%	110,146,857 85.83%	18,187,400 14.17%	118,408	Carried
08A	APPROVE THE GRANT OF SHARE APPRECIATION RIGHTS TO NON-EXECUTIVE DIRECTOR - MARIE MCDONALD UNDER THE EQUITY INCENTIVE PLAN	NA	52,783,041 40.58%	47,048,532 36.17%	21,061,681 16.19%	725,733	8,801,986 6.77%	380,928 0.29%	89,392,488 65.02%	48,089,793 34.98%	726,633	Carried
08B	APPROVE THE GRANT OF SHARE APPRECIATION RIGHTS TO NON-EXECUTIVE DIRECTOR - DAVID GILL UNDER THE EQUITY INCENTIVE PLAN	NA	52,783,041 40.57%	47,056,032 36.17%	21,061,681 16.19%	713,933	8,807,713 6.77%	379,501 0.29%	89,398,215 65.02%	48,095,866 34.98%	714,833	Carried
08C	APPROVE THE GRANT OF SHARE APPRECIATION RIGHTS TO NON-EXECUTIVE DIRECTOR - WILLIAM JELLISON UNDER THE EQUITY INCENTIVE PLAN	NA	52,783,842 40.58%	47,053,231 36.17%	21,061,681 16.19%	715,933	8,807,713 6.77%	379,501 0.29%	89,399,016 65.02%	48,093,065 34.98%	716,833	Carried

TELIX PHARMACEUTICALS LIMITED

ANNUAL GENERAL MEETING
Thursday, 21 May, 2026

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

Resolution Voted on at the meeting			Proxy Votes (as at proxy close)				Direct vote (as at proxy close):		Total votes cast in the poll (where applicable)			
No	Short Description	Strike Y/N/NA	For	Against	Discretionary (OpenVotes)	Abstain	For	Against	For	Against	Abstain **	Result
08D	APPROVE THE GRANT OF SHARE APPRECIATION RIGHTS TO NON-EXECUTIVE DIRECTOR - DR. MARIA RIVAS UNDER THE EQUITY INCENTIVE PLAN	NA	53,286,520 40.96%	46,550,553 35.78%	21,061,681 16.19%	715,333	8,807,924 6.77%	379,890 0.29%	89,901,905 65.39%	47,590,776 34.61%	716,233	Carried
09	RATIFY THE PRIOR ISSUE OF CONVERTIBLE BONDS	NA	97,597,729 74.67%	2,317,674 1.77%	21,064,151 16.12%	35,691	9,616,525 7.36%	113,675 0.09%	135,684,618 98.24%	2,431,349 1.76%	36,491	Carried

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item